SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR May 6, 2004

ONO Finance PLC

(Exact name of Registrant as specified in its Charter)

333-10976-01

(Commission file number)

10 Upper Bank Street

Canary Wharf

London E14 5JJ

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40- F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated April 30, 2004, of ONO Finance announcing extension of Early Tender Date for USD 2011 Notes.

99.2	Press Release, dated May 4, 2004, of ONO Finance announcing expiration of the Early Tender Date for the USD 2011 Notes and the Maximum Offer Tender Amount for the 2010 Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 6, 2004

ONO Finance Plc

By:	/s/ Peter Hills
Name: Peter Hills
Title: Director